UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   SULLIVAN, DENNIS W.
   17325 Euclid Avenue
   Cleveland, OH  44112
2. Issuer Name and Ticker or Trading Symbol
   PARKER-HANNIFIN CORPORATION
   PH
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   March 31, 1998
5. If Amendment, Date of Original (Month/Year)
   March 31, 1998
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Executive Vice President
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock               |      |    | |                  |   |           |7,210(6)           |I     |Joint w/wife               |
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Common Stock               |      |    | |                  |   |           |7613.13(1) (6)     |I     |(1)                        |
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Common Stock               |8/18/9|F   | |706(2)            |D  |$62.8125   |195,172(6)         |D     |                           |
                           |7     |    | |                  |   |           |                   |      |                           |
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Common Stock               |3/16/9|M   | |12,377 (3)        |A  |$15.444    |195,172(6)         |D     |                           |
                           |8     |    | |                  |   |           |                   |      |                           |
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Common Stock               |3/16/9|S   | |4,000             |D  |$50.00     |195,172(6)         |D     |                           |
                           |8     |    | |                  |   |           |                   |      |                           |
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Common Stock               |3/26/9|G   | |137               |D  |           |195,172(6)         |D     |                           |
                           |8     |    | |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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Option to buy         |$15.444 |3/16/|M   | |18,000     |D  |5/25/|5/24/|Common Stock|18,000(|(4)    |0(5)        |D  |            |
                      |        |98   |    | |           |   |89   |98   |            |3)(6)  |       |            |   |            |
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Option to buy         |$43.0420|8/13/|A   | |26,700     |A  |8/13/|8/12/|Common Stock|26,700 |(7)    |26,700(5)(6)|D  |            |
                      |        |97   |    | |           |   |97   |07   |            |(6)    |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
(1) As of December 31, 1997, the latest date for which information is available.
(2) Surrender of shares to satisfy withholding taxes upon vesting of previously issued restricted stock in a transaction exempt under Rule
16b-3.
(3) "Pyramid" exercise of 18,000 options resulting in net acquisition of 12,377 shares.
(4) Granted under the 1987 Stock Option Plan in a transaction exempt under Rule 16b-3.
(5) Mr. Sullivan also owns 243,750 additional options granted pursuant to the Corporation's Employee Stock Option
Plans at various exercise prices and expiration dates, as previously reported.
(6) Reflects 3-shares-for-2 common stock split paid on September 5, 1997.
(7) Granted under the Corporation's 1993 Employee Stock Incentive Program in a transaction exempt under Rule
16b-3.
SIGNATURE OF REPORTING PERSON
Thomas L. Meyer, Attorney-in-Fact
DATE
May 5, 1998